FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, Colorado  80203

June 26, 2009

Via EDGAR

Mr. John Ganley

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:	Financial Investors Trust (“Trust”)
	File Nos.	33-72424
811-8194

Dear Mr. Ganley:

On behalf of Financial Investors Trust, attached hereto is a preliminary proxy statement on Schedule 14A containing two shareholder proposals.

If you have any questions regarding this filing, please contact my paralegal, Jennifer Craig, at 720.917.0611.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg, Esq.
Secretary
Financial Investors Trust

cc:     Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP